RECEIVED
2006 NOV 15 P 12:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

06018502

8 November 2006

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
NOV 2 0 2006
THOMSON
FINANCIAL

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
SIÈGE SOCIAL : 42, RUE DU DOCTEUR BLANCHE - 75016 PARIS - FRANCE
TÉL. : +33 (0)1 44 30 43 43 - FAX : +33 (0)1 44 30 43 21
www.ipsen.com

BUREAUX : 51/53, RUE DU DOCTEUR BLANCHE - 75016 PARIS - FRANCE
TÉL. : +33 (0)1 44 30 43 43 - FAX : +33 (0)1 44 30 42 00

Paris, 25 October 2006

The Ipsen Group takes note of the French government's decision

Ipsen (Euronext: IPN) takes note of the decision of the French Minister of Health and Solidarities to maintain the current Social Security reimbursement rate of 35% for vasodilatators, including Tanakan®. Moreover, the Minister has asked the French Comité Economique des Produits de Santé to implement a price reduction of up to 20% on these drugs, effective end of January 2007.

Press release

Ipsen's first nine months of 2006 sales

- **7.3% growth of Group sales for the first nine months of 2006**
- **Strong dynamics in strategic targeted therapeutic areas: +14.9%**
- **Record growth outside the five Major Western European Countries: +21.3%**

Paris, 30 October 2006 - Ipsen (Euronext: IPN), reported today its sales for the first nine months of 2006.

Third quarter and first nine months unaudited IFRS consolidated sales

	Third quarter			First 9 months		
(in millions of euros)	*2006*	*2005*	*% change*	*2006*	*2005*	*% change*
Total Sales	**220.6**	**202.8**	***+8.8%***	**651.2**	**606.9**	***+7.3%***
of which:						
Targeted Therapeutic Areas	114.8	98.4	*+16.7%*	336.6	292.9	*+14.9%*
Primary care	98.8	93.7	*+5.4%*	291.0	283.7	*+2.6%*

First nine months of 2006 sales highlight

Group sales reached €651.2 million, up 7.3% year-on-year (third quarter 2005, €606.9 million) driven by strong growth in our **targeted therapeutic areas**, with sales up 14.9% year-on-year. This performance was notably driven by our endocrinology franchise, with sales up 24.4% year-on-year and by our neuromuscular disorders franchise, with sales up 27.3% year-on-year. All **primary care products** showed solid growth, except Ginkor Fort® which continued to suffer in France from cost-containment measures enforced in February 2006[1] by the French Government. The other Primary care products grew by 9.0% year-on-year, driven notably by the good performance of our Gatroenterology franchise in Asia and Eastern Europe, continued growth of Tanakan® in France, Russia and selected Eastern Europe countries, and continued strong performance of Nisis®/Nisisco® benefiting from the launch of 3-month packages.

Sales in **Major Western European Countries** reached €411.8 million, a slight 0.6% increase year-on-year. The performance in these countries has been negatively impacted by important price effects partly offsetting a robust 4.3% volume growth. **In Other European Countries,** sales reached €141.1 million, up 19.5% year-on-year. **In the Rest of the World,** sales reached €98.3 million, up 24.0% year-on-year, mainly driven by sales of Smecta® and Decapeptyl® in China and sales of Dysport® in South Korea and Latin America.

Commenting on the performance in the third quarter of 2006, **Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen**, stated: *"The strong performance in the third quarter of 2006 is consistent with our full-year sales growth objective. During the third quarter, we have continued to rigorously execute our strategy of growing our targeted therapeutic areas with the additions of Acapodene® and Increlex™ to our oncology and endocrinology pipelines respectively, two key products that we believe will enhance Ipsen's growth in the near future. We are pleased to have closed our transaction with Tercica in endocrinology, and we are starting to ship the first batches of Somatuline® Autogel® for an early 2007 launch in Canada. We are also submitting to the FDA our*

[1] Reduction of its reimbursement rate to 15% from 35% as well as a 15% price reduction on the entire veinotonic class drugs.

NDA for Somatuline® Autogel® in the USA. The filing of Febuxostat with the EMEA is also a first step towards adding this important drug to our product portfolio." Jean-Luc Bélingard concluded: *"Over the first nine months of 2006, we have significantly increased Ipsen's market coverage. We look forward to reaching other significant milestones for the group in the fourth quarter and will continue to pave the way for future growth."*

Ipsen is currently submitting a New Drug Application (NDA) to the U.S. Food and Drug Administration seeking approval for its drug Somatuline® Autogel® injection 60, 90 and 120 mg as a monthly prolonged-release formulation to treat patients with acromegaly. The NDA submission of Somatuline® Autogel® injection is an important milestone in our commitment to develop and commercialize compounds to treat patients with endocrine illness. The filing will only be complete when FDA determines that the application is sufficiently complete and capable of a substantive review. Hence, subject to this determination by FDA, the Somatuline® Autogel® NDA filing should be finalised by year-end.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4.000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centers (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2005, Research and Development expenditure reached €169.0 million, i.e. 20.9% of consolidated sales, which amounted to €807.1 million in the Group's pro forma accounts set up according to the IFRS. Nearly 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's Internet website is www.ipsen.com.

Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward-looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French Autorité des Marchés Financiers.

For further information:

Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

APPENDIX

Comparison of consolidated sales for third quarters and first nine months of 2006 and 2005[(1)]:

(in thousands of euros)	3rd quarter			First 9 months		
	2006	2005	%	2006	2005	%
Total drug sales	214,216	193,844	10.5%	630,439	581,990	8.3%
Drug related sales	6,360	8,947	- 28.9%	20,744	24,900	- 16.7%
Total sales	220,576	202,791	8.8%	651,183	606,890	7.3%

The figures for 2005 are stated on a pro forma basis. The pro forma consolidated statements present the Group's activity as if the legal reorganisation of the Group completed in June 2005 had taken place on 1 January 2002.

Note: since the Group sold its primary care business in Spain (except Tanakene®) in October 2005, the Group is presenting this business as a discontinued operation retroactively from 1 January 2005 in its consolidated financial statements. Accordingly, the consolidated sales figures for the third quarters and first nine months of 2005 do not include sales for this activity.

Third quarter of 2006 sales highlight

For the third quarter of 2006, Group sales reached €220.6 million, up 8.8% year-on-year (third quarter 2005, €202.8 million) driven by strong growth in our strategic targeted therapeutic areas, with sales up 16.7% year-on-year. This performance was fuelled notably by endocrinology franchise, with sales up 29.0% year-on-year and by our neuromuscular disorders franchise, with sales up 35.8% year-on-year. All primary care products showed good growth, except Ginkor Fort® which continued to suffer from the French Government measures enforced in February 2006 (reduction of its reimbursement rate to 15% from 35% as well as a 15% price reduction on the entire veinotonic class drugs). All other primary care products grew by 13.1% year-on-year, driven notably by the good performance of our gastro-enerology franchise in Asia and Eastern Europe, continued growth of Tanakan® in France, Russia and selected Eastern Europe countries, and continued performance of Nisis®/Nisisco® benefiting from the launch of three-month packages.

Excluding Ginkor Fort®, Group sales rose 12.3% year-on-year for the third quarter 2006.

First nine months of 2006 sales highlight

For the first nine months of 2006, Group sales reached €651.2 million, up 7.3% year-on-year (first nine months of 2005, €606.9 million). This good performance was achieved despite the negative impact of Ginkor Fort® sales, which decreased by 29.9% year-on-year.

For the first nine months of 2006, a 10.1% volume growth was recorded. Over the period, price decreases had a negative impact of 2.9 points on Ipsen's sales growth, or - €17.5 million on consolidated sales: - €3.8 million for Ginkor Fort®, - €4.3 million for Decapeptyl®, and - €7.5 million due to the structure of the licence agreement concluded in October 2005 under which sales of Tenstaten® to wholesalers in France are now recorded by Recordati. Therefore, excluding a small positive currency impact, sales in the first nine months of 2006 grew by 7.2% year-on year.

Excluding Ginkor Fort®, Group sales rose 10.4% year-on-year for the first nine months of 2006.

Sales by therapeutic areas

The following table shows sales by therapeutic areas for the third quarters and first nine months of 2006 and 2005:

(in thousands of euros)	3rd quarter			First 9 months		
	2006	2005	%	2006	2005	%
Products in targeted therapeutic areas						
- Oncology	54,911	53,191	3.2%	168,495	159,387	5.7%
- Endocrinology	28,760	22,290	29.0%	81,116	65,201	24.4%
- Neuromuscular disorders	31,132	22,931	35.8%	86,953	68,327	27.3%
Sub-total	**114,804**	**98,412**	**16.7%**	**336,564**	**292,914**	**14.9%**
Primary care products						
- Gastroenterology	39,199	35,397	10.7%	118,355	105,542	12.1%
- Cognitive disorders	31,212	30,004	4.0%	95,720	90,946	5.2%
- Cardiovascular	28,352	28,310	0.1%	76,909	87,181	- 11.8%
Sub-total	**98,763**	**93,711**	**5.4%**	**290,984**	**283,669**	**2.6%**
Other therapeutic areas						
- Other drugs	650	1,721	- 62.2%	2,892	5,407	- 46.5%
Sub-total	**650**	**1,721**	**- 62.2%**	**2,892**	**5,407**	**- 46.5%**
Total drug sales	**214,216**	**193,844**	**10.5%**	**630,439**	**581,990**	**8.3%**
Drug-related sales	**6,360**	**8,947**	**- 28.9%**	**20,744**	**24,900**	**- 16.7%**
Total sales	**220,576**	**202,791**	**8.8%**	**651,183**	**606,890**	**7.3%**

For the first nine months of 2006, drug sales reached €630.4 million, representing 96.8% of the Group's consolidated sales (first nine months of 2005, 95.9%), showing a 8.3% growth year-on-year. Drug-related sales amounted to €20.7 million for the first nine months of 2006, down 16.7% year-on-year (first nine months of 2005, €24.9 million).

Products in targeted therapeutic areas

For the third quarter of 2006, sales of products in our targeted therapeutic areas reached €114.8 million, up 16.7% year-on-year (third quarter of 2005, €98.4 million).

For the first nine months of 2006, sales of products in the targeted therapeutic areas reached €336.6 million, up 14.9% year-on-year (first nine months of 2005, €292.9 million), representing 51.7% of Group's consolidated sales against 48.3% a year earlier.

- **In oncology,** sales reached €168.5 million, up 5.7% year-on-year (first nine months of 2005, €159.4 million). This performance was achieved despite price reductions of Decapeptyl®, which grew by 8.4% in volume.
- **In endocrinology,** sales reached €81.1 million, up 24.4% year-on-year (first nine months of 2005, €65.2 million). This good performance stemmed from the continuous growth of Somatuline® Autogel® and the success of NutropinAq® in all the markets where the product has been launched. Sales of NutropinAq® amounted to 12.7% of total endocrinology sales at the end of September 2006 against 5.5% a year earlier.
- **In neuromuscular disorders,** sales reached €87.0 million for the first nine months of 2006, up 27.3% year-on-year (first nine months of 2005, €68.3 million). The third quarter confirmed that the sales of Dysport® are benefiting since the beginning of the year from strong dynamics in Central and Eastern Europe, Latin America, South Korea as well as from strong growth in the United Kingdom.

Primary care products

During the third quarter of 2006, sales of primary care products reached €98.8 million, up 5.4% year-on-year (third quarter of 2005, €93.7 million).

During the first nine months of 2006, sales of primary care products reached €291.0 million, up 2.6% year-on-year (first nine months of 2005, €283.7 million) reflecting the negative impact of the Ginkor Fort® decreases on price and volume compensated by good sales performance of the gastroenterology products in Central and Eastern Europe, France and China, Nisis®/Nisisco® in France, as well as Tanakan® in France and Russia.

- **In gastroenterology,** sales reached €118.4 million, up 12.1% year-on-year (first nine months of 2005, €105.5 million). The growth was fuelled by Smecta® in France, China, Central and Eastern Europe, by Forlax® in France and Italy, and by Fortrans® in Russia.

- **In the cognitive disorders area,** sales reached €95.7 million, up 5.2% year-on-year (first nine months of 2005, €90.9 million), driven by the sustained sales of Tanakan® in France, and the strong growth of this product in China and in Central and Eastern Europe.

- **In the cardiovascular area,** sales reached €76.9 million, down 11.8% year-on-year (first nine months of 2005, €87.2 million). This sharp decline is mainly due to the negative impact, in volume and price, of Ginkor Fort® sales in France and to the reduction in price of Tenstaten® under the licence agreement signed with Recordati (as detailed above). As expected, volumes for Tenstaten® are strongly picking-up following the start of Recordati's promotion, limiting the overall sales decrease of Tenstaten® to €3.9 million year-on-year, compared to a corresponding negative price impact of €7.5 million. Nisis® and Nisisco®, with a 26.6% sales growth year-on-year, continued to report strong performance stemmed by the launch of new three-month packages.

Other therapeutic areas

For the first nine months of 2006, other therapeutic areas generated sales of €2.9 million, down 46.5% year-on-year (first nine months of 2005, €5.4 million) due to "de-reimbursement" or withdrawal from market of some non-strategic products in Eastern Europe.

Drug related activities

For the first nine months of 2006, drug-related sales (active ingredients and raw materials) were down 16.7% to €20.7 million. This activity accounted for 3.2% of the Group's total sales, against 4.1% a year earlier. This decline is due to lower sales of raw materials in export markets, mainly Ginkgo Biloba EGb 761® extract.

Sales by product

Group sales by product for the third quarters and first nine months of 2006 and 2005 were as follows:

(in thousands of euros) Drug Trade Name	3rd quarter			First 9 months		
	2006	2005	%	2006	2005	%
- Decapeptyl® (1)	54,877	53,166	*3.2%*	168,403	159,302	*5.7%*
- Tanakan®	31,212	30,004	*4.0%*	95,720	90,946	*5.2%*
- Dysport® (1)	31,132	22,931	*35.8%*	86,953	68,327	*27.3%*
- Somatuline® (1)	24,318	20,545	*18.4%*	69,799	61,331	*13.8%*
- Smecta®	20,483	18,888	*8.4%*	61,287	51,221	*19.7%*
- Ginkor Fort®	10,472	15,665	*- 33.1%*	32,890	46,936	*- 29.9%*
- Forlax®	11,283	9,714	*16.1%*	34,328	31,589	*8.7%*
- Nisis® and Nisisco®	15,693	9,592	*63.6%*	38,631	30,520	*26.6%*
- NutropinAq®	4,050	1,614	*150.9%*	10,301	3,607	*185.6%*
- Other products	10,696	11,725	*- 8.8%*	32,127	38,211	*- 15.9%*
Total drug sales	**214,216**	**193,844**	***10.5%***	**630,439**	**581,990**	***8.3%***
Drug related sales	6,360	8,947	*- 28.9%*	20,744	24,900	*- 16.7%*
Total sales	**220,576**	**202,791**	***8.8%***	**651,183**	**606,890**	***7.3%***

(1) Peptide- or protein-based products

- **Decapeptyl®** -- For the third quarter of 2006, Decapeptyl® sales reached €54.9 million, up 3.2% year-on-year (€53.2 million). For the first nine months of 2006, sales of Decapeptyl® reached €168.4 million, up 5.7% year-on-year (first nine months of 2005, €159.3 million). Negative price impact reduced sales by 2.7 points but were more than offset by strong volume growth (up 8.4% year-on-year) notably in Germany, the United Kingdom, Greece, Poland, Russia as well as in China.

- **Tanakan®** -- For the third quarter of 2006, Tanakan® sales reached €31.2 million, up 4.0% year-on-year (third quarter of 2005, €30.0 million). For the first nine months of 2006, sales of Tanakan® reached €95.7 million, up 5.2% year-on-year (first nine months of 2005, €90.9 million). This good performance stems from sustained sales in France (France accounted for 70.1% of total Tanakan® sales) and a strong development in China and in Central and Eastern Europe.

- **Dysport®** -- For the third quarter of 2006, Dysport® sales reached €31.1 million, up 35.8% year-on-year (third quarter of 2005, €22.9 million) notably due to strong sales in Brazil. For the first nine months of 2006, sales reached €87.0 million, up 27.3% year-on-year (first nine months of 2005, €68.3 million). This product maintained high double digit growth thanks notably to strong dynamics in Central and Eastern Europe, Latin America, South Korea and in the United Kingdom.

- **Somatuline®** -- For the third quarter of 2006, Somatuline® sales reached €24.3 million, up 18.4% year-on-year (third quarter of 2005, €20.5 million). For the first nine months of 2006, sales of Somatuline® reached €69.8 million, up 13.8% year-on-year (first nine months of 2005, €61.3 million), with good growth in most European markets and notably in Central and Eastern Europe.

- **Smecta®** -- For the third quarter of 2006, Smecta® sales reached €20.5 million, up 8.4% year-on-year (third quarter of 2005, €18.9 million). For the first nine months of 2006, sales of Smecta® reached €61.3 million, up 19.7% year-on-year (first nine months of 2005, €51.2 million). The product continued to show favourable dynamics in most of its markets, notably in France, China, Central and Eastern Europe.

- **Ginkor Fort®** -- For the third quarter of 2006, Ginkor Fort® sales amounted to €10.5 million, down 33.1% year-on-year (third quarter of 2005, €15.7 million). For the first nine months of 2006, sales of Ginkor Fort® - mainly recorded in France - stood at €32.9 million, down 29.9% year-on-year (first nine months of 2005, €46.9 million). Sales of the product suffered from the 15% price cut enforced as of 1 February 2006 by the French Government, and more unexpectedly, from volume decrease linked to the reduction of its reimbursement rate by the French Social Security to 15% from 35%, after some of the private insurance companies decided not to reimburse Ginkor Fort® anymore.

- **Forlax®** -- For the third quarter of 2006, Forlax® sales reached €11.3 million, up 16.1% year-on-year (third quarter of 2005, €9.7 million). For the first nine months of 2006, sales of Forlax® amounted to €34.3 million, up 8.7% year-on-year (first nine months of 2005, €31.6 million). China, France and Italy continued to report solid growth.

- **Nisis® and Nisisco®** -- For the third quarter of 2006, Nisis® and Nisisco® sales reached €15.7 million, up 63.6% year-on-year (third quarter of 2005, €9.6 million), reflecting the launch of three months packages in September 2006. For the first nine months of 2006, sales of Nisis® and Nisisco® amounted to €38.6 million, up 26.6% year-on-year (first nine months of 2005, €30.5 million). Despite increased competition, Nisis® and Nisisco® outperformed the overall market.

- **NutropinAq®** -- For the third quarter of 2006, NutropinAq® sales reached €4.1 million, showing strong growth year-on-year (third quarter of 2005, €1.6 million). For the first nine months of 2006, sales of NutropinAq® reached €10.3 million, a threefold increase year-on-year (first nine months of 2005, €3.6 million). In its third year of commercialisation, this product is increasingly contributing to the Group's growth.

- **Testim®** -- After launches in Germany, the United Kingdom, Benelux, Scandinavia and Spain in 2005 and in Portugal, Italy and Greece in 2006, sales of Testim® remain below the Group's expectations, with slower than expected market penetration in the territories where it is marketed and with difficulties to obtain a reimbursed status in other Major European countries.

- With sales of **Decapeptyl®**, **Dysport®** and **Somatuline®**, Ipsen's peptide- or protein-based products sales reached €325.2 million for the first nine months of 2006, representing 49.9% of Group consolidated sales, up 12.5% year-on-year (first nine months of 2005, €289.0 million sales representing 47.6% of Group consolidated sales).

Sales by geographical regions

Group sales by geographical regions for the third quarters and first nine months of 2006 and 2005 were as follows:

(in thousands of euros)	3rd quarter			First 9 months		
	2006	2005	%	2006	2005	%
- France	89,975	86,912	3.5%	266,018	267,974	- 0.7%
- Spain	12,308	12,975	- 5.1%	39,416	39,049	0.9%
- Italy	16,096	17,014	- 5.4%	51,129	50,556	1.1%
- Germany	9,430	11,406	- 17.3%	30,766	30,832	- 0.2%
- United Kingdom	8,340	7,305	14.2%	24,464	21,128	15.8%
Major Western European countries	***136,149***	***135,612***	***0.4%***	***411,793***	***409,539***	***0.6%***
Other European countries	***47,779***	***39,049***	***22.4%***	***141,105***	***118,097***	***19.5%***
- Asia	18,950	14,616	29.7%	54,068	41,522	30.2%
- Other countries in the rest of the world	17,698	13,514	31.0%	44,217	37,732	17.2%
Rest of the world	***36,648***	***28,130***	***30.3%***	***98,285***	***79,254***	***24.0%***
Total Sales	220,576	202,791	8.8%	651,183	606,890	7.3%

- For the third quarter of 2006, sales generated in **Major Western European Countries** amounted to €136.1 million, up 0.4% year-on-year (third quarter of 2005: €135.6 million). For the first nine months of 2006, sales in this region reached €411.8 million, a slight 0.6% increase year-on-year. The performance in these countries has been negatively impacted by important price effects (-€15.2 million) offsetting most of the robust volume growth (+€17.5 million, up 4.3%). Price effects were mainly due to the structure of the Tenstaten® licence agreement with Recordati, and the Ginkor Fort® price cut in France. The growth in volume has been penalised by the poor performance of Ginkor Fort® but was boosted by strong dynamics in the United Kingdom and Germany.

- **In Other European Countries,** sales for the third quarter of 2006 reached €47.8 million, up 22.4% year-on-year (third quarter of 2005: €39.0 million). For the first nine months of 2006, sales reached €141.1 million, up 19.5% year-on-year (first nine months of 2005, €118.1 million). The good performance in Central and Eastern European countries has been confirmed this quarter despite negative price impacts in Poland and Romania.

- **In the Rest of the World,** sales for the third quarter of 2006 reached €36.6 million, up 30.3% year-on-year (third quarter of 2005: €28,1 million). For the first nine months of 2006, sales reached €98.3 million, up 24.0% year-on-year or up 22.6% excluding currency impact, mainly driven by sales of Smecta® and Decapeptyl® in China and Dysport® sales in South Korea and Latin America.